SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated July 28th, 2008 announcing Registrant’s second quarter financial results.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: July 28th, 2008

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM ANNOUNCES FINANCIAL RESULTS
FOR Q2 & H1 2008

– Q2 Revenues Decrease to $5.2M Yielding $0.05 EPS; H1 Revenues Up 2% to
$12.9M With $0.30 EPS –

        KFAR SAVA, Israel – July 28, 2008 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported its financial results for the second quarter and six months ended June 30, 2008.

        Revenues for the second quarter of 2008 were $5.2 million, a decrease of 22% compared with $6.6 million in the second quarter of 2007, reflecting the difficult market environment and a significant reduction in the purchases of the Company’s largest customer. Net income for the period was $0.3 million, or $0.05 per share (basic and diluted), compared with $1.6 million, or $0.25 per diluted share ($0.26 per basic share), for the second quarter of 2007.

        Revenues for the first half of 2008 were $12.9 million, compared with $12.7 million for the first half of 2007. Net income for the six-month period was $2.1 million, or $0.30 per basic share ($0.31 per diluted share), compared with $2.8 million, or $0.47 per diluted share ($0.49 per basic share), for the first six months of 2007.

        The Company’s profitability for both the quarter and the first half were impacted by the period’s sharp decline in the shekel/dollar exchange rate, which has significantly increased the Company’s shekel-based expenses as expressed in dollar terms.

        As of the end of the second quarter, the Company’s cash, cash equivalents and marketable securities totaled $37.5 million, an increase of $2.4 million compared with the end of the first quarter of 2008, and an increase of $4.6 million compared with the end of 2007.

        Commenting on the results, Shaike Orbach, President and CEO, said, “Although we have reported our first ‘down’ quarter after 17 quarters of growth, we are encouraged by demonstrated indications that point towards continuous growth for our Company over the long term.

        “On the one hand, our revenues for the quarter suffered from both the difficult market environment, which has affected the revenues of many players in the network appliance value chain, and from a significant reduction in orders from our largest customer. We have been impacted by the customer’s new appliance configurations, which reflect its decision to begin offering our copper BYPASS cards as an optional add-on rather than as a standard component, as well as by its low quarterly volume of orders for fiber cards.”

        Mr. Orbach continued, “On the other hand, during the quarter we were encouraged by news of an opposite nature: the fact that our Fortune 100 WAN Optimization customer – intends to make our BYPASS cards a standard rather than an optional feature in one of its new WAN Optimization appliances.

        “The fact that this customer’s appliance product line has such a significant future sales potential makes this an exciting long-term opportunity for us. This, together with the fact that we have nearly concluded discussions with several new accounts that will be deploying our cards in their appliances, gives us confidence regarding our ability to deliver continuous growth over the long term.”

Conference Call Details

The Company will host a conference call to discuss these results today, Monday, July 28th, at:

9:00 a.m. Eastern Daylight Time
6:00 a.m. Pacific Daylight Time
16:00 Israel Time

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 866 345 5855

UK: 0 800 404 8418

ISRAEL: 03 918 0650

INTERNATIONAL: +972 3 918 0650

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail : info@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd.
Consolidated Statements of Income
(US$ thousands, except for share and per share data)

	Three-month period ended June 30,		Six-month period ended June 30,
	2008	2007	2008	2007

Sales	$5,172	$6,617	$12,875	$12,666
Cost of sales	3,196	3,983	7,641	7,634

Gross profit	1,976	2,634	5,234	5,032

Research and development costs	827	524	1,684	1,063
Selling and marketing expenses	629	382	1,173	782
General and administrative expenses	382	289	791	542

Total operating expenses	1,838	1,195	3,648	2,387

Operating income	138	1,439	1,586	2,645

Financial income, net	262	283	509	352

Income before income taxes	400	1,722	2,095	2,997
Income tax expense	77	153	36	183

Net income	$323	$1,569	2,059	$2,814

Basic income per ordinary share	$0.05	$0.26	$0.31	$0.49

Weighted average number of ordinary shares
used to compute basic income per share (in
thousands)	6,688	6,067	6,676	5,716

Diluted income per ordinary share	$0.05	$0.25	$0.30	$0.47

Weighted average number of ordinary shares
used to compute diluted income per share (in
thousands)	6,770	6,328	6,777	5,951

Silicom Ltd.
Consolidated Balance Sheets
(US$ thousands)

	June 30, 2008	December 31, 2007

Assets

Current assets
Cash and cash equivalents	$9,613	$14,216
Marketable securities	6,129	3,516
Accounts receivables: Trade, net	4,201	6,545
Accounts receivables: Other	341	338
Inventories	5,493	4,078
Deferred tax assets	262	73

Total current assets	26,039	28,766

Marketable securities	21,799	15,210
Assets held for employees’ severance benefits	1,183	952
Property, plant and equipment, net	931	675
Other assets, net	35	39

Total assets	$49,987	$45,642

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	$3,258	$2,997
Other accounts payable and accrued expenses	2,106	1,715

Total current liabilities	5,364	4,712

Liability for employees’ severance benefits	2,120	1,596

Total liabilities	7,484	6, 308

Shareholders' equity
Ordinary shares and additional paid-in
capital	32,857	31,747
Treasury shares	(38)	(38)
Retained earnings	9,684	7,625

Total Shareholders' equity	42,503	39,334

Total liabilities and shareholders equity	$49,987	$45,642